SANGOMA TECHNOLOGIES CORPORATION

Condensed consolidated interim financial statements for the

three month periods ended September 30, 2026 and 2025

(Unaudited in thousands of US dollars)

     Bay-Adelaide Centre,
333 Bay Street, Suite 3400,
Toronto, Ontario,
Canada M5H 2S7

Sangoma Technologies Corporation

Three month periods ended September 30, 2026 and 2025

Sangoma Technologies Corporation
Condensed consolidated interim statements of financial position
As at September 30, 2026, and June 30, 2026
(Unaudited in thousands of US dollars, except per share data)

		September 30	June 30
	Note	2026	2026
		$	$
Assets
Current assets
Cash and cash equivalents	4	11,868	10,431
Trade and other receivables	4	12,148	11,305
Inventories	6	3,179	4,762
Sales tax receivable		586	837
Income tax receivable		1,397	1,225
Contract assets		1,021	1,046
Derivative assets	14	39	64
Other current assets		4,549	4,043
		34,787	33,713
Non-current assets
Property and equipment	7	4,287	4,797
Right-of-use assets	8	5,535	5,909
Intangible assets	9	51,038	59,012
Development costs	10	8,158	8,235
Deferred income tax assets		4,556	3,707
Goodwill	12	118,446	118,446
Contract assets		1,161	1,273
Other non-current assets		418	419
		228,386	235,511
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,	15,130	14,557
Provisions	13	234	142
Sales tax payable		1,315	1,365
Income tax payable		331	382
Operating facility and loans	14	16,225	18,412
Contract liabilities	15	6,997	6,711
Lease obligations on right-of-use assets	8	1,487	1,570
		41,719	43,139
Long term liabilities
Operating facility and loans	14	5,925	8,888
Contract liabilities	15	1,683	1,894
Non-current lease obligations on right-of-use assets	8	4,998	5,308
Other non-current liabilities		1,650	1,628
		55,975	60,857
Shareholders’ equity
Share capital		381,575	380,859
Contributed surplus		21,700	21,822
Accumulated other comprehensive income		60	12
Accumulated deficit		(230,924)	(228,039)
		172,411	174,654
		228,386	235,511

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of loss and comprehensive loss
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

		September 30	September 30
	Note	2026	2025
			(Note 2)
		$	$
Revenue	18	50,062	50,332
Cost of sales		15,089	14,013
Gross profit		34,973	36,319

Expenses
Sales and marketing		11,513	11,725
Research and development	10	10,536	11,313
General and administration		7,144	7,070
Amortization of intangible assets	9	7,974	8,172
Interest expense (net)	4, 8 ,14	392	649
Restructuring and business integration costs		978	563
Loss before income tax		(3,564)	(3,173)
Provision for income taxes
Current	11	530	528
Deferred	11	(1,209)	(1,054)
Net loss		(2,885)	(2,647)

Other comprehensive loss
Items to be reclassified to net loss
Loss in fair value of interest rate swaps, net of tax	11,14	(19)	(67)
Foreign currency translation gain		67	79
Comprehensive loss		(2,837)	(2,635)

Loss per share
Basic and diluted	16(iii)	$(0.09)	$(0.08)

Weighted average number of shares outstanding
Basic and diluted	16(iii)	33,401,494	33,243,223

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of changes in shareholders' equity
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
		#	$	$	$	$	$
Balance, July 1, 2025		33,262,910	380,126	20,949	65	(146,945)	254,195
Net loss	2	—	—	—	—	(2,647)	(2,647)
Change in fair value of interest rate swaps, net of tax	11, 14	—	—	—	(67)	—	(67)
Change in cumulative impact of foreign currency		—	—	—	79	—	79
Common shares issued under employee share purchase plan	16(i)	12,033	72	—	—	—	72
Common shares issued for RSU exercised	16(i),16(ii)	129,557	757	(757)	—	—	—
Common shares purchased and cancelled, net of tax	4	(74,745)	(44)	—	—	—	(44)
Shares repurchase commitments under the automatic share purchase plan	16(i)	—	—	(988)	—	—	(988)
Share-based compensation expense	16(ii)	—	—	529	—	—	529
Balance at September 30, 2025	2	33,329,755	380,911	19,733	77	(149,592)	251,129

Balance, July 1, 2026		33,338,932	380,859	21,822	12	(228,039)	174,654
Net loss		—	—	—	—	(2,885)	(2,885)
Change in fair value of interest rate swaps, net of tax	11, 14	—	—	—	(19)	—	(19)
Change in cumulative impact of foreign currency		—	—	—	67	—	67
Common shares issued under employee share purchase plan	16(i)	19,239	111	(10)	—	—	101
Common shares issued for PSU exercised	16(i)	11,874	41	(41)	—	—	—
Common shares issued for RSU exercised	16(i),16(ii)	144,932	564	(564)	—	—	—
Share-based compensation expense	16(ii)	—	—	493	—	—	493
Balance at September 30, 2026		33,514,977	381,575	21,700	60	(230,924)	172,411
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Condensed consolidated interim statements of cash flows
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

		September 30	September 30
	Note	2026	2025
			(Note 2)
Operating activities		$	$
Net loss		(2,885)	(2,647)
Adjustments for:
Depreciation of property and equipment	7	663	887
Depreciation of right-of-use assets	8	373	360
Amortization of intangible assets	9	7,974	8,172
Amortization of development costs	10	1,615	1,535
Income tax recovery	11	(679)	(526)
Income tax paid		(273)	(773)
Share-based compensation expense	16(ii)	493	529
Unrealized foreign exchange gain (loss)		69	78
Accretion expense	8	50	51
Loss on disposal of property and equipment	7	36	113
Changes in working capital
Trade and other receivables		(843)	(2,428)
Inventories		1,583	677
Sales tax receivable		251	231
Contract assets		137	154
Other assets		(505)	(901)
Sales tax payable		(50)	(1,268)
Accounts payable and accrued liabilities		573	634
Provisions		92	(6)
Other non current liabilities		22	(16)
Contract liabilities		75	82
Net cash provided by operating activities		8,771	4,938
Investing activities
Purchase of property and equipment	7	(189)	(241)
Development costs	10	(1,652)	(1,467)
Proceeds from sale of VoIP Supply LLC		—	4,500
Net cash flows provided by (used in) investing activities		(1,841)	2,792
Financing activities
Repayments of operating facility and loan	14	(5,150)	(5,150)
Repayment of lease obligations on right-of-use assets	8	(444)	(419)
Common shares issued under employee share purchase plan	16(i)	101	72
Common shares purchased and canceled	16(i)	—	(44)
Net cash flows used in financing activities		(5,493)	(5,541)

Increase in cash and cash equivalents		1,437	2,189
Cash and cash equivalents, beginning of the period		10,431	13,494
Cash and cash equivalents, end of the period		11,868	15,683

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company was incorporated in Canada, and its legal name is Sangoma Technologies Corporation. Its primary operating subsidiaries as of September 30, 2026 are Sangoma Technologies Inc., and Sangoma US Inc.. As a result of the reorganization activities completed during fiscal 2025, Sangoma US Inc. is now the single operating subsidiary in the United States of America responsible for all businesses in the United States. As a result of these transactions, Sangoma US Inc. now directly holds all remaining active U.S. operations.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators globally rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

As a result of the strategic review process, on September 28, 2026, the Board approved and entered into a definitive agreement for the sale of the Company (the “Transaction”), subject to certain closing conditions. The transaction is subject to shareholder and regulatory approval and is expected to close no later than early 2027.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is Bay-Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

Statement of compliance and basis of presentation

These interim financial statements for the three month periods ended September 30, 2026 and 2025 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

These interim financial statements do not include all of the disclosures required by International Financial Reporting Standards (“IFRS Accounting Standards”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2026 (“annual financial statements”) prepared in accordance with IFRS Accounting Standards.

Recast of comparative financial statements

During the fourth quarter of fiscal 2026, the Company identified and corrected an immaterial error in service revenue for the three months ended September 30, 2025. The error was caused by incomplete data migration between the Company's Salesforce and NetSuite systems (the "ERP Revenue Matter") which continued to recognize revenue for cancelled contracts subsequent to the date of cancellation, as a result of the Company’s ERP implementation on July 1, 2025. The error overstated the Company’s revenue and understated deferred revenue by $486 in the three months ended September 30, 2025.

In addition, general and administration expense was adjusted by $176 for the three months ended September 30, 2025 which reflected the retrospective allocation of a reduction in the Company's accrual for performance-based compensation. The Company accrues performance-based bonus expense throughout the year based on then-current projections of annual performance against target. As the ERP Revenue Matter reduced the Company's projected annual revenue and Adjusted EBITDA, the related bonus accrual has been correspondingly reduced.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
Management assessed the materiality of the ERP Revenue Matter and adjustment to general and administration expense on the comparative Q1/26 interim financial statements and concluded that the impact was not material to any period. The correction has been reflected in the comparative period interim financial statements.

The error had no impact on reported cash flow from operating activities in the three months ended September 30, 2025, as the change in net loss was offset by the corresponding changes in working capital.

3.    Significant accounting judgements, estimates and uncertainties

These unaudited condensed consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2026. They were prepared using the same critical estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended June 30, 2026.

The preparation of the unaudited condensed consolidated interim financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported assets, liabilities, revenue and expenses, consistent with those described in the Company’s annual financial statements and as described in these interim financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis. Estimates are based on historical experience and other assumptions that are considered reasonable in the circumstances. The actual amount or values may vary in certain instances from the assumptions and estimates made. Changes will be recorded, with the corresponding effect on profit or loss, when, and if, better information is obtained.

4.    Financial instruments

The fair values of the cash, trade and other receivables, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate.

Derivative assets and liabilities are recorded at fair value.

Cash and cash equivalents are comprised of:

	September 30	June 30
	2026	2026
	$	$
Cash at bank and on hand	11,868	10,431

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at September 30, 2026 and June 30, 2026 the Company had no demand deposits and cash equivalents.

Interest expense (net) comprises of total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss, and can be summarized as follows:

The Company earns interest income from its liquidable money market deposit account to generate steady cash flows and to manage liquidity. The interest rate on the account is variable based on prevailing market rate.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

		September 30	September 30
	Note	2026	2025
		$	$
Interest income		(39)	(141)
Interest expense	14	381	739
Accretion expense	8	50	51
Interest expense (net)		392	649

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

		September 30	June 30
	Note	2026	2026
		$	$
Trade receivables		12,148	11,305

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	September 30	June 30
	2026	2026
	$	$
Trade receivables aging:
0-30 days	10,005	9,865
31-90 days	1,290	1,462
Greater than 90 days	1,157	317
	12,452	11,644
Expected credit loss provision	(304)	(339)
Net trade receivables	12,148	11,305

The movement in the provision for expected credit losses can be reconciled as follows:

	September 30	June 30
	2026	2026
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(339)	(496)
Net change in expected credit loss provision during the period	35	157
Expected credit loss provision, ending balance	(304)	(339)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates and align this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at September 30, 2026:

	within 12 months	13-24 months	25-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	15,130	—	—	—	15,130
Sales tax payable	1,315	—	—	—	1,315
Operating facility and loans	16,225	5,925	—	—	22,150
Lease obligations on right of use assets	1,695	1,270	1,150	3,120	7,235
Other non-current liabilities	—	—	—	1,650	1,650
	34,365	7,195	1,150	4,770	47,480

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Australian Dollar (AUD), Canadian Dollars (CAD), Columbia Peso (COP), Euros (EUR), Great British Pounds (GBP), Indian Rupees (INR), and Philippine Peso (PHP), therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities. As at September 30, 2026, a 10% depreciation or appreciation of the AUD, CAD, COP, EUR, GBP, INR, and PHP currencies against the U.S. dollar would have resulted in an approximate $113 (June 30, 2026 - $87) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 14) which bears interest at a floating rate. As at September 30, 2026, a change in the interest rate of 1% per annum would have an impact of approximately $200 (September 30, 2025 - $362) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 14) to manage the exposure to changes in SOFR-rate based interest rate. As described in detail in Note 14, the fair value of the interest rate swaps are a current asset of $39 on September 30, 2026 (June 30, 2026 - current asset of $64 ).

5.    Capital management

The Company’s objectives in managing capital is to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the viability of the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the period, and apart from the financial covenants as discussed in Note 14, the Company is not subject to any other capital requirements imposed by external parties.

6.    Inventories

Inventories recognized in the condensed consolidated interim statements of financial position are comprised of:

	September 30	June 30
	2026	2026
	$	$
Finished goods	2,652	3,030
Components and parts	860	2,065
	3,512	5,095
Provision for obsolescence	(333)	(333)
Net inventory carrying value	3,179	4,762

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
7.    Property and equipment

		Office furniture		Stockroom
		and computer	Software	and production	Tradeshow	Leasehold
	Note	equipment		equipment	equipment	improvements	Total
Cost		$	$	$	$	$	$
Balance at July 1, 2025		6,662	418	16,637	47	510	24,274
Additions		220	—	1,261	—	303	1,784
Disposals		—	—	(764)	—	—	(764)
Balance at June 30, 2026		6,882	418	17,134	47	813	25,294
Additions		9	—	152	—	28	189
Disposals		—	—	(245)	—	—	(245)
Balance at September 30, 2026		6,891	418	17,041	47	841	25,238

Accumulated depreciation
Balance at July 1, 2025		4,826	416	12,113	47	439	17,841
Depreciation expense		1,037	2	2,150	—	61	3,250
Disposals		—	—	(594)	—	—	(594)
Balance at June 30, 2026		5,863	418	13,669	47	500	20,497
Depreciation expense		243	—	398	—	22	663
Disposals		—	—	(209)	—	—	(209)
Balance at September 30, 2026		6,106	418	13,858	47	522	20,951

Net book value as at:
Balance at June 30, 2026		1,019	—	3,465	—	313	4,797
Balance at September 30, 2026		785	—	3,183	—	319	4,287

For the three month period ended September 30, 2026, depreciation expense of $200 (September 30, 2025 - $160) was recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss. Depreciation expense in the amount of $463 was included in cost of sales for the three month period ended September 30, 2026 (September 30, 2025 - $727).

For the three month period ended September 30, 2026, loss on disposal of $36 (September 30, 2025- $113) was recorded in general and administration expense in the condensed consolidated interim statements of loss and comprehensive loss.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

	Note	Right-of-use assets
		$
Present value of leases
Balance as at July 1, 2025		14,197
Additions		215
Effects of movements on exchange rates		(16)
Balance at June 30, 2026		14,396
Effects of movements on exchange rates		(2)
Balance at September 30, 2026		14,394

Accumulated depreciation and repayments
Balance as at July 1, 2025		6,982
Depreciation expense		1,508
Effects of movements on exchange rates		(3)
Balance at June 30, 2026		8,487
Depreciation expense		373
Effects of movements on exchange rates		(1)
Balance at September 30, 2026		8,859
Net book value as at:
June 30, 2026		5,909
September 30, 2026		5,535

	Note	Lease obligations
		$
Present value of leases
Balance as at July 1, 2025		8,208
Additions		215
Repayments		(1,755)
Accretion expense		225
Effects of movements on exchange rates		(15)
Balance at June 30, 2026		6,878
Repayments		(444)
Accretion expense		50
Effects of movements on exchange rates		1
Balance at September 30, 2026		6,485
Lease Obligations - Current		1,487
Lease Obligations - Non-current		4,998
		6,485

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2025		110,123	125,296	5,737	2,748	243,904
Balance at June 30, 2026		110,123	125,296	5,737	2,748	243,904
Balance at September 30, 2026		110,123	125,296	5,737	2,748	243,904

Accumulated amortization
Balance at July 1, 2025		76,644	69,402	3,986	2,748	152,780
Amortization expense		16,807	14,793	512	—	32,112
Balance at June 30, 2026		93,451	84,195	4,498	2,748	184,892
Amortization expense		4,148	3,698	128	—	7,974
Balance at September 30, 2026		97,599	87,893	4,626	2,748	192,866
Net book value as at:
Balance at June 30, 2026		16,672	41,101	1,239	—	59,012
Balance at September 30, 2026		12,524	37,403	1,111	—	51,038

For the three month period ended September 30, 2026, amortization expense of intangible assets was $7,974 (September 30, 2025 - $8,172).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2025	23,976
Additions	6,246
Investment tax credits	(302)
Balance at June 30, 2026	29,920
Additions	1,652
Investment tax credits	(114)
Balance at September 30, 2026	31,458

Accumulated amortization
Balance at July 1, 2025	(15,538)
Amortization	(6,147)
Balance at June 30, 2026	(21,685)
Amortization	(1,615)
Balance at September 30, 2026	(23,300)

	September 30	June 30
	2026	2026
	$	$
Net capitalized development costs	8,158	8,235

Amortization expense is included in research and development expense in the condensed consolidated interim statements of loss and comprehensive loss. For the three month period ended September 30, 2026, amortization was $1,615 (September 30, 2025 - $1,535 ). In addition to the above amortization, the Company has recognized $8,921 of engineering expenditures as expenses during the three month period ended September 30, 2026 (September 30, 2025 - $9,778).

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
11.    Income tax

The Company income tax expense/(recovery) is determined as follows:

	Three month periods ended
	September 30
	2026	2025
		(Note 2)
Statutory income tax rate	25.66%	25.81%
	$	$
Loss before income tax	(3,564)	(3,173)
Expected income tax recovery	(915)	(819)
Difference in foreign tax rates	24	15
Share based compensation	127	137
Other non deductible expenses	(6)	(9)
Changes in estimates	(2)	8
Scientific Research and Experimental Development (SR&ED)	29	16
Changes in tax benefits not recognized	64	126
Income tax recovery	(679)	(526)

The Company’s income tax expense is allocated as follows:	$	$
Current tax expense	530	528
Deferred income tax recovery	(1,209)	(1,054)
Income tax recovery	(679)	(526)

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

	Note	$
Balance at July 1, 2025		186,840
Goodwill Impairment		(68,394)
Balance at June 30, 2026		118,446
Balance at September 30, 2026		118,446

There is no addition to goodwill for the three month period ended September 30, 2026. The Company has evaluated for triggers of impairment at September 30, 2026 and has not identified any indicators of impairment.

13.    Provisions

$
Balance at July 1, 2025	172
Provision reversed during the period	(30)
Balance at June 30, 2026	142
Provision reversed during the period	92
Balance at September 30, 2026	234

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
The provisions represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period.

14.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc. The second loan is repayable, on a straight-line basis, through quarterly payments of $2,188 and matures on February 28, 2027. The balance outstanding against this term loan facility as of September 30, 2026 is $4,375 (June 30, 2026 - $6,563) is classified as current in the condensed consolidated interim statements of financial position.

(ii) On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. The loan is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 31, 2028. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. The first quarterly repayment of $2,963 was made on June 30, 2025. The balance outstanding against this term loan facility as of September 30, 2026 is $17,775 (June 30, 2026 - $20,737). As at September 30, 2026, $11,850 (June 30, 2026 - $11,850) is classified as current and $5,925 (June 30, 2026 - $8,887) is classified as long-term in the condensed consolidated interim statements of financial position. On June 4, 2024, the Company entered into the third amendment to the Second Amended and Restated Credit Agreement to reflect certain administrative amendments.

(iii)On April 6, 2023 the Company increased the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of September 30, 2026, there is no outstanding balance on the revolving credit facility (June 30, 2026 - $nil).

For the three month period ended September 30, 2026, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $381 (September 30, 2025 - $739). During the three month period ended September 30, 2026, the Company borrowed $nil (September 30, 2025 - $nil) in term loans and repaid $5,150 (September 30, 2025 - $5,150) in term loans. The Company repaid $nil (September 30, 2025 - $nil) in revolving credit facility.

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at September 30, 2026, and June 30, 2026 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the condensed consolidated interim statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss, net of tax in the condensed consolidated interim statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)
The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of September 30, 2026, the notional amount of the interest rate swap was $4,375 (June 30, 2026 – $6,563). The interest rate swap has a weighted average fixed rate of 1.80% (June 30, 2026 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at September 30, 2026, the fair value of the interest rate swap assets were valued at current of $39 (June 30, 2026 - $64), and were recorded in the condensed consolidated interim statements of financial position.

For the three month period ended September 30, 2026, the change in fair value of the interest rate swaps, net of tax, was a loss of $19 (September 30, 2025 – a loss of $67) recorded in other comprehensive loss in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

15.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at September 30, 2026, and June 30, 2026 are below:

$
Opening balance, July 1, 2025	9,732
Revenue deferred during the period	113,524
Deferred revenue recognized as revenue during the period	(114,651)
Ending balance, June 30, 2026	8,605
Revenue deferred during the period	38,054
Deferred revenue recognized as revenue during the period	(37,979)
Ending balance, September 30, 2026	8,680

Contract liabilities - Current	6,997
Contract liabilities - Non-current	1,683
8,680

16.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at September 30, 2026 and 2025, the Company’s issued and outstanding common shares consist of the following:

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

		Three month periods ended
		September 30
	Note	2026	2025
		#	#
Shares issued and outstanding:
Outstanding, beginning of the period		33,338,932	33,262,910
Shares issued under employee share purchase plan		19,239	12,033
Shares purchased and cancelled		—	(74,745)
Shares issued upon exercise of PSUs		11,874	—
Shares issued upon exercise of RSUs		144,932	129,557
Outstanding, end of the period		33,514,977	33,329,755

During the three month period ended September 30, 2026, a total of 144,932 (September 30, 2025 – 129,557) shares were issued upon the exercise of Restricted Share Units, and the Company recorded a charge of $564 (September 30, 2025 – $757) from contributed surplus to share capital.

During the three month period ended September 30, 2026, a total of 11,874 (September 30, 2025 – nil) shares were issued upon the exercise of Performance Share Units, and the Company recorded a charge of $41 (September 30, 2025 – $nil) from contributed surplus to share capital.

In September 2024 the Company adopted the Employee Stock Purchase Plan ("ESPP"). The first offering period began on January 15, 2025, with the first purchase under the plan occurring on July 15, 2025. Under the Plan, the Share-based compensation expense related to the ESPP is measured based on the grant date at fair value of the expected discount to be provided to the employees who are registered in the plan. The Company recognizes share based compensation expense related to shares issued pursuant to the ESPP on a straight-line basis over the offering period, which is 6 months. The ESPP allows employees to purchase shares of the Company's common stock at a 10 percent discount from the Company’s stock price on the last day of the offering period. Under the plan, employees may withdraw from the plan at any time during the offering period. Other changes to the percentage contributions can be made at any time during the offering period but will only take effect the next offering period. The ESPP does not include any buy-back provisions or price protection against reductions in share price.

During the three month period ended September 30, 2026, a total of 19,239 (September 30, 2025 – 12,033) shares were issued upon the exercise of ESPP, and the Company recorded a total of $111 (September 30, 2025 –$72) to share capital and the company recorded a charge of $10 (September 30, 2025 - $nil) from contributed surplus to share capital.

(ii)    Share based payments

On December 13, 2022, the Company’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Under the Plan, the Company may grant participants Options, Deferred Share Units (DSUs), Performance Share Units (PSUs), Restricted Share Units (RSUs), and Employee Share Purchase Plan (ESPP).

The DSUs, PSUs, RSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All DSUs, PSUs and RSUs and are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the Company.

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period. the final amount is based 100% on market-based performance targets. The expense related to the PSUs is measured based on the fair value of the awards at the grant date using the Monte Carlo simulation.

For the three month period ended September 30, 2026, the Company recognized share-based compensation expense in the amount of $493 (September 30, 2025 - $529).

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Company’s daily share price fluctuated over a period commensurate with the expected life of the options. During the three month period ended September 30, 2026 and September 30, 2025, the Company did not grant any options.

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2025	381,686	15.62
Expired	(17,869)	17.27
Forfeited	(746)	7.93
Balance, September 30, 2025	363,071	15.55

Balance, July 1, 2026	98,227	17.38
Expired	(4,227)	7.80
Balance, September 30, 2026	94,000	17.81

The following table summarizes information about the stock options outstanding and exercisable at the end of each period:

	September 30			September 30
	2026			2025
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$7.01 - $9.00	67,000	67,000	0.75	78,254	64,157	1.75
$9.01 - $12.00	—	—	—	62,023	62,023	0.67
$12.01 - $15.00	27,000	27,000	0.5	42,000	36,770	1.50
$15.01 - $18.00	—	—	—	99,378	99,378	0.75
$18.01 - $20.00	—	—	—	22,856	22,856	0.75
$20.01 - $27.00	—	—	—	58,560	58,560	0.36
	94,000	94,000	0.68	363,071	343,744	0.98

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

Share Units

The following table summarizes information about the DSUs, PSUs and RSUs granted, exercised and forfeited during the three month period ended September 30, 2026.

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2025	236,442	688,300	465,042	1,389,784
Awards exercised during the period	—	—	(129,557)	(129,557)
Awards forfeited during the period	—	(75,000)	—	(75,000)
Awards outstanding September 30, 2025	236,442	613,300	335,485	1,185,227

Awards outstanding July 1, 2026	314,442	841,175	384,851	1,540,468
Awards exercised during the period	—	(11,874)	(144,932)	(156,806)
Awards forfeited during the period	—	(448,301)	(22,657)	(470,958)
Awards outstanding September 30, 2026	314,442	381,000	217,262	912,704

During the three month period ended September 30, 2026, a total of 144,932 RSUs were exercised and settled through the issuance of common shares (September 30, 2025 – 129,557).

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

	Three month periods ended
	September 30
	2026	2025
		(Note 2)
Number of shares:
Weighted average number of shares outstanding	33,401,494	33,243,223
Weighted average number of shares used in basic and diluted earnings per share	33,401,494	33,243,223

Net loss	$(2,885)	$(2,647)

Loss per share
Basic and diluted	$(0.09)	$(0.08)

Potentially diluted shares relating to DSUs, PSUs, RSUs, and stock options as set-out below have been excluded from the calculation of the diluted number of shares as the impact would be anti dilutive.

	September 30	September 30
	2026	2025
DSU	314,442	236,442
PSU	381,000	613,300
RSU	217,262	335,485
Stock options	94,000	363,071
	1,006,704	1,548,298

Sangoma Technologies Corporation
Notes to the condensed consolidated interim financial statements
For the three month periods ended September 30, 2026 and 2025
(Unaudited in thousands of US dollars, except per share data)

17.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties as of and for the three month periods ended September 30, 2026 and 2025.

18.    Segment disclosures

The Company operates as one operating segment in the development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The Company’s assets are primarily located in the United States of America (“USA”). The Company sells into two major geographic centers: USA and Others. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the three month periods ended September 30, 2026 and 2025 as follows:

	September 30	September 30
	2026	2025
		(Note 2)
	$	$
Products	4,521	3,940
Services	45,541	46,392
Total revenues	50,062	50,332

The sales in each of these geographic locations for the three month periods ended September 30, 2026 and 2025 as follows:

	September 30	September 30
	2026	2025
		(Note 2)
	$	$
USA	46,849	47,852
Others	3,213	2,480
Total revenues	50,062	50,332

The non-current assets, in US dollars, in each of the geographic locations as at September 30, 2026, and June 30, 2026 are below:

	September 30	June 30
	2026	2026
	$	$
USA	188,934	196,712
Others	4,665	5,086
Total non-current assets	193,599	201,798
Non-current assets included in Others primarily consists of assets held in Canada.

19.    Authorization of the consolidated financial statements

The condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on November 5, 2026.